UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.

(Translation of registrant’s name into English)

10, Akti Kondili
185 45, Piraeus
Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for Aegean Marine Petroleum Network Inc. (the “Company”), as of and for the six months ended June 30, 2013.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File no. 333-189813) that was filed with the U.S. Securities and Exchange Commission effective August 30, 2013.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for the Company’s products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•                  contraction of the global credit market and ability to obtain financing;

•                  successful integration of business acquisitions;

•                  the Company’s future operating or financial results;

•                  the Company’s future payment of dividends and the availability of cash for payment of dividends;

•                  the occurrence of terrorist attacks, piracy, and international hostilities affecting the shipping industry;

•                  the Company’s ability to retain and attract senior management and other key employees;

•                  the Company’s ability to manage growth;

•                  the Company’s ability to maintain its business in light of its proposed business and location expansion;

•                  the outcome of legal, tax or regulatory proceedings to which the Company may become a party;

•                  adverse conditions in the shipping or the marine fuel supply industries;

•                  the Company’s contracts and licenses with governmental entities remaining in full force and effect;

•                  material disruptions in the availability or supply of petroleum products;

•                  changes in the market price of petroleum, including the volatility of spot pricing;

•                  increased levels of competition;

•                  compliance or lack of compliance with various environmental and other applicable laws and regulations;

•                  the Company’s ability to collect accounts receivable;

•                  changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general;

•                  the Company’s failure to hedge certain financial risks associated with its business;

•                  uninsured losses;

•                  the Company’s ability to maintain its current tax treatment;

•                  the Company’s failure to comply with restrictions in its credit agreements;

•                  increases in interest rates; and

•                  other important factors described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission.

These forward-looking statements should be considered in light of the information included in this report and the documents incorporated by reference herein, including the information under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. The Company undertakes no obligation to update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: October 17, 2013	By:	/s/ E. Nikolas Tavlarios

	Name:	E. Nikolas Tavlarios
	Title:	President